NEWS

04035746

SUPPL

DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario L8N 3J5
Telephone: 905 544-3761 Fax: 905 548-4935
Toll Free: 800 363-2726 On Line: www.dofasco.ca

RELEASE DATE: July 13, 2004 82-3226

INFORMATION CONTACT: Gordon Forstner (905) 548-7200 ext. 2200

Dofasco Issues Second Quarter Earnings Advisory

Hamilton, Ontario: Dofasco Inc. announced today that it expects its consolidated earnings for the second quarter of 2004 to be approximately $1.45 per common share, above the range of $0.83 to $1.20 expected by steel industry analysts.

"The quarter's results will be better than expected as a result of continued strengthening in the pricing environment and continued very high market demand at both our Hamilton operations and at Gallatin Steel," said Don Pether, President and Chief Executive Officer.

As a result of excellent performance at Gallatin and other U.S. operations, second quarter results will include an $11.6 million reduction of income tax expense due to a favourable adjustment to future U.S. income tax assets.

Dofasco's second quarter financial results will be released at 10:00 a.m. on Wednesday July 28, 2004. No further comment on earnings will be made until the company's quarterly conference call with the investment community at 1:00 p.m. that day. The call will be broadcast from the Investors section of Dofasco's website at www.dofasco.ca.

Dofasco is a leading North American steel solutions provider. Product lines include hot rolled, cold rolled, galvanized, Extragal™, Galvalume™ and tinplate flat rolled steels, as well as tubular products, laser welded blanks and Zyplex™, a proprietary laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries.

This News Release may contain forward-looking information with respect to Dofasco's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Dofasco's 2003 Annual Report and the Management's Discussion and Analysis for the First Quarter of 2004. This press release has been reviewed by the Audit Committee of Dofasco's Board of Directors.

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